As filed with the Securities and Exchange Commission on May 23, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 - FINAL AMENDMENT
TO
SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

BRONCO DRILLING COMPANY, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share,
Granted on or after August 16, 2005 to Certain Eligible Employees
(Title of Class of Securities)

112211107
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

 D. Frank Harrison
Chief Executive Officer
Bronco Drilling Company, Inc.
16217 North May Avenue
Edmond, Oklahoma 73013
(405) 242-4444
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
Seth R. Molay, P.C.
Gemma L. Descoteaux
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201
(214) 969-2800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$12,247,200	$375.99

*  Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 729,000 shares of Common Stock of Bronco Drilling Company, Inc. having an aggregate value of $12,247,200 as of April 19, 2007 (based on the market value of the underlying common stock) will be exchanged pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 for fiscal year 2007, equals $30.70 per million of transaction value.

☒   Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid: $375.99.                                          Filing Party: Bronco Drilling Company, Inc.
    Form or Registration No.: 005-80976.                                              Date Filed: April 20, 2007.

☐    Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐     third party tender offer subject to Rule 14d-1.
☒     issuer tender offer subject to Rule 13e-4.
☐     going-private transaction subject to Rule 13e-3.
☐   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

INTRODUCTORY STATEMENT

This Amendment No. 1 to the Tender Offer Statement on Schedule TO filed by Bronco Drilling Company, Inc. (the “Company”) with the Securities and Exchange Commission on April 20, 2007 (the “Schedule TO”) reports the final results of the Company’s offer to certain eligible directors, employees and consultants of the Company and its affiliates to exchange certain options to purchase shares of the Company’s Common Stock, par value $0.01 per share, granted on or after August 16, 2005 under the Company’s 2005 Stock Incentive Plan and the Company’s 2006 Stock Incentive Plan for restricted stock awards consisting of the right to receive restricted Common Stock upon the terms and subject to the conditions set forth in the Offer to Exchange, dated April 20, 2007.

Item 4.  Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended to add the following sentences:

The Offer expired at 12:00 midnight, Central Standard Time, on May 21, 2007. Pursuant to the Offer, the Company accepted for cancellation Eligible Options to purchase 729,000 shares of Common Stock tendered by directors, employees and consultants eligible to participate in the Offer. Subject to the terms and conditions of the Offer, the Company will promptly grant one Restricted Stock Award in exchange for every two shares of Common Stock underlying the Eligible Options tendered by eligible directors, employees and consultants in the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule TO is true, complete and correct.

                                    BRONCO DRILLING COMPANY, INC.

                                    By:  /s/ D. FRANK HARRISON
                                           D. Frank Harrison
                                           Chief Executive Officer, President and Director

Date: May 23, 2007